Exhibit 99.2

Financial Information for the Three Months and Six Months Ended June 30, 2021 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	June 30,	December 31,
	2021	2020
	$ millions
Current assets
Cash and cash equivalents	310	286
Short-term deposits and restricted cash	15	564
Trade receivables	38	48
Other current assets	40	22
Dividend receivable from ZIM	61	-
Asset held for sale	180	-
Total current assets	644	920
Non-current assets
Investment in ZIM (associated company)	661	297
Investment in OPC (associated companies)	548	-
Long-term investment	-	235
Long-term deposits and restricted cash	46	72
Long-term prepaid expenses	54	45
Long-term derivative instruments	12	-
Deferred taxes, net	25	7
Property, plant and equipment, net	950	819
Intangible assets, net	214	1
Right-of-use assets, net	94	86
Total non-current assets	2,604	1,562
Total assets	3,248	2,482
Current liabilities
Current maturities of loans from banks and others	50	47
Short-term derivative instruments	17	39
Trade and other payables	136	128
Current maturities of lease liabilities	17	14
Total current liabilities	220	228
Non-current liabilities
Long-term loans from banks and others	751	576
Debentures	291	296
Deferred taxes, net	111	94
Other non-current liabilities	24	1
Long-term derivative instruments	7	7
Long-term lease liabilities	14	4
Total non-current liabilities	1,198	978
Total liabilities	1,418	1,206
Equity
Share capital	602	602
Translation reserve	18	16
Capital reserve	16	(11)
Accumulated profit	754	460
Equity attributable to owners of the Company	1,390	1,067
Non-controlling interests	440	209
Total equity	1,830	1,276
Total liabilities and equity	3,248	2,482

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2021	2020	2021	2020
	$ millions		$ millions
Revenue	220	165	105	76
Cost of sales and services (excluding depreciation and amortization)	(158)	(118)	(79)	(59)
Depreciation and amortization	(27)	(13)	(14)	(7)
Gross profit	35	34	12	10
Selling, general and administrative expenses	(37)	(18)	(27)	(10)
Other expenses	(12)	-	(12)	-
Operating (loss)/profit	(14)	16	(27)	-
Financing expenses	(27)	(14)	(17)	(9)
Financing income	4	9	-	3
Financing expenses, net	(23)	(5)	(17)	(6)
Net (loss)/gains related to Qoros	(55)	294	(54)	278
Gain related to ZIM dilution	10	-	-	-
Share in profit/(losses) of associated companies, net
- ZIM	419	5	247	8
- Associates of OPC	(16)	-	(4)	-
- Qoros	-	(6)	-	(2)
Profit before income taxes	321	304	145	278
Income tax benefit/(expense)	11	(5)	9	-
Profit for the period	332	299	154	278
Attributable to:
Kenon’s shareholders	352	295	172	279
Non-controlling interests	(20)	4	(18)	(1)
Profit for the period	332	299	154	278

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	6.54	5.47	3.20	5.19

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended June 30,
	2021	2020
	$ millions
Cash flows from operating activities
Profit for the period	332	299
Adjustments:
Depreciation and amortization	29	14
Financing expenses, net	23	5
Share in (profit)/losses of associated companies, net	(403)	1
Net losses/(gains) related to Qoros	55	(294)
Gain related to ZIM dilution	(10)	-
Loss on sale of other long-term liabilities	12	-
Share-based payments	1	1
Income tax (benefit)/expense	(11)	5
	28	31
Change in trade and other receivables	7	17
Change in trade and other payables	(3)	-
Change in employee benefits	11	-
	43	48
Dividend received from associated companies	7	-
Net cash provided by operating activities	50	48

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the six months ended June 30,
	2021	2020
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	541	17
Investment in long-term deposits, net	26	(21)
Acquisition of subsidiary, less cash acquired	(656)	-
Acquisition of associated company, less cash acquired	(8)
Acquisition of property, plant and equipment	(91)	(39)
Reimbursement of right-of-use asset	2	-
Proceeds from sale of and/or distribution from investment in associated companies	46	-
Proceeds from sale of interest in Qoros	-	220
Long-term loans to an associate	(5)
Long-term advance deposits and prepaid expenses	(4)	(54)
Payment of transactions in derivatives, net	(1)	(1)
Net cash (used in)/provided by investing activities	(150)	122

Cash flows from financing activities
(Repayment of)/proceeds from long-term loans, debentures and lease liabilities, net	(97)	2
Investments of holders of non-controlling interests in the capital of a subsidiary	168	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	105	-
Receipt of long-term loans from banks and others	75	-
Costs paid in advance in respect of taking out of loans	(2)	-
Proceeds from issuance of debentures, net of issuance expenses	-	111
Short-term credit from banks and others, net	-	(6)
Acquisition of non-controlling interests	-	(8)
Payment in respect of derivative financial instruments, net	(3)	(3)
Dividends paid to holders of non-controlling interests	(2)	(6)
Dividends paid	(100)	-
Interest paid	(19)	(10)
Net cash provided by financing activities	125	80

Increase in cash and cash equivalents	25	250
Cash and cash equivalents at beginning of the year	286	147
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(1)	1
Cash and cash equivalents at end of the period	310	398

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the six months ended June 30, 2021
	OPC Israel	CPV Group	ZIM	Quantum	Other	Consolidated Results
	$ millions

Revenue	199	21	-	-	-	220
Depreciation and amortization	(23)	(6)	-	-	-	(29)
Financing income	4	-	-	-	-	4
Financing expenses	(23)	(4)	-	-	-	(27)
Net losses related to Qoros	-	-	-	(55)	-	(55)
Gain related to ZIM dilution	-	-	10	-	-	10
Share in (losses)/profits of associated companies	-	(16)	419	-	-	403
(Loss)/profit before taxes	(2)	(46)	429	(55)	(5)	321
Income tax (expense)/benefit	(1)	15	-	-	(3)	11
(Loss)/profit after taxes	(3)	(31)	429	(55)	(8)	332

	For the six months ended June 30, 2020
	OPC	ZIM	Quantum	Other	Consolidated Results
	$ millions
Revenue	165	-	-	-	165
Depreciation and amortization	(14)	-	-	-	(14)
Financing income	1	-	-	8	9
Financing expenses	(14)	-	-	-	(14)
Net gains related to Qoros	-	-	294	-	294
Share in profits/(losses) of associated companies	-	5	(6)	-	(1)
Profit before taxes	11	5	288	-	304
Income tax expense	(5)	-	-	-	(5)
Profit after taxes	6	5	288	-	299

	For the three months ended June 30, 2021
	OPC Israel	CPV Group	ZIM	Quantum	Other	Consolidated Results
	$ millions

Revenue	92	13	-	-	-	105
Depreciation and amortization	(12)	(3)	-	-	-	(15)
Financing income	1	(1)	-	-	-	-
Financing expenses	(13)	(4)	-	-	-	(17)
Net losses related to Qoros	-	-	-	(54)	-	(54)
Share in (losses)/profits of associated companies	-	(4)	247	-	-	243
(Loss)/profit before taxes	(14)	(32)	247	(54)	(2)	145
Income tax benefit/(expense)	2	10	-	-	(3)	9
(Loss)/profit after taxes	(12)	(22)	247	(54)	(5)	154
____________________________________

	For the three months ended June 30, 2020
	OPC	ZIM	Quantum	Other	Consolidated Results
	$ millions
Revenue	76	-	-	-	76
Depreciation and amortization	(7)	-	-	-	(7)
Financing income	-	-	-	3	3
Financing expenses	(9)	-	-	-	(9)
Net gains related to Qoros	-	-	278	-	278
Share in profits/(losses) of associated companies	-	8	(2)	-	6
(Loss)/profit before taxes	(5)	8	276	(1)	278
Income tax expense	-	-	-	-	-
(Loss)/profit after taxes	(5)	8	276	(1)	278

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net profit / (losses) of associated companies
	as at		for the six months ended		for the three months ended
	June 30,	December 31,	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020	2021	2020
	$ millions		$ millions		$ millions
CPV Fairview LLC	168	-	(3)	-	(1)	-
CPV Towantic LLC	115	-	6	-	3	-
CPV Maryland LLC	58	-	(1)	-	(1)	-
CPV Shore Holdings LLC	69	-	4	-	5	-
CPV Valley Holdings LLC	64	-	(22)	-	(10)	-
CPV Three Rivers LLC	64	-	-	-	-	-
Others	10	-	-	-	-	-
	548	-	(16)	-	(4)	-
ZIM	661	297	419	5	247	9
Qoros*	-	-	-	(6)	-	(2)
	1,209	297	403	(1)	243	7

 *Qoros was accounted for as an associated company until April 2020, when we reduced our interest in Qoros from 24% to 12%.

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2021	2020	2021	2020
	$ millions		$ millions
Revenue	220	165	105	76
Cost of sales (excluding depreciation and amortization)	(158)	(118)	(79)	(59)
Depreciation and amortization	(27)	(13)	(14)	(7)
Gross profit	35	34	12	10
Selling, general and administrative expenses	(32)	(10)	(25)	(6)
Other expenses	(12)	-	(12)	-
Operating profit	(9)	24	(25)	4
Financing expenses	(27)	(14)	(17)	(9)
Financing income	4	1	-	-
Financing expenses, net	(23)	(13)	(17)	(9)
Share of losses of associated companies, net	(16)	-	(4)	-
(Loss)/profit before income taxes	(48)	11	(46)	(5)
Income taxes benefit/(expense)	14	(5)	12	-
(Loss)/profit for the period	(34)	6	(34)	(5)

Attributable to:
Equity holders of the company	(24)	3	(26)	(6)
Non-controlling interest	(10)	3	(8)	1
(Loss)/profit for the period	(34)	6	(34)	(5)

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2021	2020	2021	2020
	$ millions		$ millions
Cash flows provided by operating activities	57	51	33	27
Cash flows used in investing activities	(149)	(99)	(51)	(10)
Cash flows provided by/(used in) financing activities	225	81	(29)	46
Increase/(decrease) in cash and cash equivalents	133	33	(47)	63
Cash and cash equivalents at end of the period	194	145	194	145

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	June 30, 2021	December 31, 2020
	$ millions
Total financial liabilities[1]	1,094	921
Total monetary assets[2]	254	698
Investment in associated companies	548	-
Total equity attributable to the owners	650	520
Total assets	2,225	1,734

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents OPC’s Adjusted EBITDA, which is a non-IFRS financial measure.

OPC defines Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense and share of losses of associated companies, net. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended June 30,
	2021	2020
	$ millions
Net loss for the period	(34)	(5)
Depreciation and amortization	15	7
Financing expenses, net	17	9
Share of losses of associated companies, net	4	-
Income tax benefit	(12)	-
Adjusted EBITDA	(10)	11
Proportionate share of EBITDA of associated companies	26 [1]	-

1 Reconciliation of net loss to EBITDA for associated companies:

For the three months ended June 30, 2021
$ millions
Total
Share of net loss for the period	(4)
Share of depreciation and amortization	10
Share of financing expenses, net	20
Share of EBITDA	26

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of June 30, 2021 and December 31, 2020 (in $ millions):

As at June 30, 2021	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	Keenan	Other	Total

Debt (including accrued interest)	300	326	212	79	68	109	1,094
Cash and cash equivalents and short-term deposits	94	37	-	16	2	45	194
Debt service reserves (out of restricted cash)	-	25	14	-	-	-	39
Other restricted cash	5	15	1	-	-	-	21

As at December 31, 2020	OPC Energy	OPC-Rotem	OPC-Hadera	Other	Total

Debt (including accrued interest)	305	341	217	58	921
Cash and cash equivalents and short-term deposits	511	38	1	12	562
Debt service reserves (out of restricted cash)	8	24	14	-	46
Other restricted cash	72	15	3	-	90

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense, impairment of assets, non-cash charter hire expenses, capital gains/losses beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit to Adjusted EBITDA for the periods presented.

	For the three months ended June 30,
	2021	2020
	$ millions
Net profit for the period	888	25
Depreciation and amortization	175	74
Financing expenses, net	46	40
Income tax expense	224	4
EBITDA	1,333	143
Non-recurring expenses	2	2
Adjusted EBITDA	1,335	145